September 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Beverly Singleton Ms. Claire Erlanger Ms. Sonia Bednarowski Ms. Laura Nicholson

	Re:	Pepper Food Service Co., Ltd. Registration Statement on Form 20-F CIK No. 0001740303

Dear Ms. Singleton, Ms. Erlanger, Ms. Bednarowski and Ms. Nicholson:

This letter is submitted on behalf of Pepper Food Service Co., Ltd., a foreign private issuer incorporated under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to draft Registration Statement on Form 20-F confidentially submitted to the Commission on August 13, 2018 (the “Registration Statement”), as set forth in your letter dated August 24, 2018 addressed to Mr. Kensaku Ichinose, Chief Financial Officer of the Company (the “Comment Letter”). The Company is publicly filing today via EDGAR the initial filing (the “Initial Filing”) of the above-referenced Registration Statement, including the exhibits indicated therein, which includes changes that reflect responses to the Staff’s comments.

Together with the Initial Filing, and pursuant to Section 6(e)(1) of the Securities Act of 1933, as amended, the Company is also publicly filing today the draft Registration Statement on Form 20-F confidentially submitted to the Commission on June 29, 2018 and the Amendment No. 1 to draft Registration Statement on Form 20-F confidentially submitted to the Commission on August 13, 2018. In connection with such filings, the Bank of New York Mellon, as depositary for the Company’s ADR program, will also publicly file today the registration statement on Form F-6 for the registration under the Securities Act of 1933, as amended, of the ADSs relating to the Company’s common shares.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to the Initial Filing.

Information About the Company

Business Overview

Product Development, page 29

1.

We note your response to our prior comment 6 that you “do not have an exclusive right under the agreement [with Oshin Co., Ltd.] to purchase the products jointly developed.” Please revise your risk factors section to disclose the risk of other restaurants using the Iron Plate, or tell us why this does not present a material risk. We note your disclosure that the Iron Plate is one of your distinguishing features that allows you to prepare dishes quickly and at lower price points than your competitors.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

U.S. Securities and Exchange Commission

September 4, 2018

Response to Comment No. 1:

The Company has revised the risk factor on page 11, “Risk Factors—Risks Related to our General Business—Failure to protect our trademarks or other intellectual property could diminish the value of our brand and harm our business” to address the potential risk of our competitors purchasing the iron plate.

Operating and Financial Review and Prospects

Operating Results – Two Years Ended December 31, 2017 and 2016

Segment Income, page 44

2.

We have reviewed your response and the revised disclosures to our prior comment 9. Please disclose within the gross profit section on page 43, the significance of presenting this measure and explain how it should be understood in evaluating the profitability of the business in addition to, or as a supplement to that of segment income as used by the CODM as shown at page 44. We note the aggregate gross profit amount for the years ended December 31, 2017 and 2016 was ¥15.081 million and ¥9.668 million, respectively, as compared to the much lower amount of IFRS aggregated segment income of ¥1.790 million and ¥0.882 million, respectively. Please address how management evaluates each of these profitability measures in analyzing its business operations. In addition, in the segment income reconciliation table, please parenthetically indicate next to the last line item description, IFRS total, that such is also your consolidated operating income as shown in the audited financial statements.

Response to Comment No. 2:

The Company has revised the disclosure under “Operating and Financial Review and Prospects—Operating Results—Two Years Ended December 31, 2017 and 2016—Gross Profit” (page 43) to include the additional requested disclosure. The Company has also revised the disclosure under “Operating and Financial Review and Prospects—Operating Results—Two Years Ended December 31, 2017 and 2016—Segment Income” (page 44) to include the requested disclosure in a parenthetical footnote.

Liquidity and Capital Resources

Cash Flows, page 46

3.

We have reviewed your response and the revised disclosures to our prior comment 11. We note you define free cash flow as cash provided by operating activities less cash used in investing activities. Please note that this computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities as presented in the statements of cash flows less capital expenditures). See Item 10(e)(1)(i) of Regulation SK and Question No. 102.07 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated April 4, 2018. Therefore, please revise your computation or revise the title of this non-IFRS measure so it is not confused with free cash flow as typically calculated, such as adjusted free cash flow, and provide a reconciliation of this measure to the most comparable IFRS measure of operating activities as shown in the statements of cash flows at page F-8 for each year provided. Also, expand your narrative of the usefulness of this measure to disclose it is not computed or determined in accordance with IFRS nor does it represent residual cash flow available for discretionary expenditures.

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

September 4, 2018

Response to Comment No. 3:

The Company has revised the disclosure under “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” (page 46) to revise the computation of “free cash flow” and expand the narrative as requested.

Restaurant Development and Capital Expenditures, page 46

4.

We have reviewed your response and the revised disclosures to our prior comment 10. Please expand your tabular reconciliation on page 47 to also disclose a line item for total capital expenditures as shown in the statements of cash flows at page F-8, which should be identified as such. We note the total capital expenditure amounts are higher than the amount shown in the table for fiscal year December 31, 2017 and lower than the amount shown for fiscal year December 31, 2016. You may choose to continue to identify and describe the differences within the double asterisk footnote to the table.

Response to Comment No. 4:

The Company has revised the capital expenditures reconciliation table and the associated footnotes under “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Restaurant development and capital expenditures” (page 47) as requested.

Directors, Senior Management and Employees

Limitation of Liability Agreements, page 58

5.

We note your disclosure regarding your limitation of liability agreements with nonexecutive directors and auditors. Please tell us whether such agreements are intended to apply to claims under the U.S. federal securities laws.

Response to Comment No. 5:

The Company has added disclosure under “Directors, Senior Management and Employees—Board Practices—Limitation of Liability Agreements” on page 59 to clarify that the limitation of liability agreements do not apply to claims that may be brought against the non-executive director or corporate auditor, as applicable, under U.S. federal securities laws.

Description of Securities Other Than Equity Securities

American Depositary Shares, page 82

6.

We note your response to our prior comment 15. We also note that Section 5.3 of the deposit agreement states that “No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement,” and that a similar statement is provided in Section 18. Please revise the deposit agreement to provide that no disclaimer is intended with respect to any claims arising under the U.S. federal securities laws.

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

September 4, 2018

Response to Comment No. 6:

The Company has made the requested revisions to Section 5.3 and Section 18 of the Deposit Agreement to state that “No disclaimer of liability under the United States federal securities laws is intended by any provision of the Deposit Agreement.”

Voting Rights, page 84

7.

Please disclose here, if true, that an ADS holder who does not hold at least one unit (100 common shares) is not entitled to any voting rights pertaining to the underlying shares. We note your related disclosure on page 19.

Response to Comment No. 7:

The Company has added the requested disclosure on page 84 under “Description of Securities Other Than Equity Securities—American Depositary Shares—Voting Rights.”

Notes to Financial Statements

Note 2.3 Summary of Other Significant Accounting Policies

Revenue Recognition, page F-10

8.

We have reviewed your response and the revised disclosures made at page 39 in response to our prior comment 18. Please expand your revenue recognition policy under the heading, Revenue from restaurants owned by the Group, on page F-10 to disclose your accounting for revenue from outsourced stores. For example, we note from disclosure on page 27 that revenue from outsourced stores is recognized in the same manner as from directly-managed restaurants, and that the payment and cost structure are further detailed. Please include this entire disclosure, beginning with “Certain of our directly-owned stores are operated by contractors on an outsourced basis...all payroll and other employment expenses are paid by the operators” at page F-10. Please also reconcile the payment to the contractor with disclosure in MD&A at page 39 that, “In general, we pay to a contractor on a monthly basis a minimum guaranteed service fee and share the profits after a royalty fee and various operating costs.” In this regard, clarify what is meant by sharing the profits after a royalty fee and various operating costs.

Response to Comment No. 8:

The Company has revised the disclosures under “Information About the Company—Business Overview—Products and Brands—Pepper Lunch—Directly-Owned” (page 27), “Operating and Financial Review and Prospects—Operating Results—Two Years Ended December 31, 2017 and 2016—Overview” (page 39), “Note 2.3 Summary of other significant accounting policies—Revenue Recognition” (pg. F-10), and “Note 23 Revenue” (page F-48) as requested.

******************

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

September 4, 2018

We appreciate the Staff’s assistance and cooperation throughout the review process. We confirm the Company’s intention for the listing on NASDAQ to be effected during the week of September 24, 2018. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Kensaku Ichinose, Pepper Food Service Co., Ltd.

Koji Ishikawa, Esq., GT Tokyo Law Offices

GREENBERG TRAURIG, LLP